Exhibit 99.1
CRIC Announces Changes to its Board of Directors
Shanghai, Mar 22, 2011 — China Real Estate Information Corporation (''CRIC” or the “Company”) (Nasdaq: CRIC), a leading provider of real estate information, consulting and online services in China, today announced that the Company’s board of directors has appointed Mr. Zuyu Ding and Mr. Jun Luo as new directors. CRIC also announced that Mr. Xudong Zhu, an executive director, has resigned from the board. Mr. Zhu will continue to serve as head of CRIC’s advertising operation. As a result of these changes, CRIC’s board of directors has expanded to nine directors, while the number and composition of the independent board members remain unchanged.
Mr. Zuyu Ding and Mr. Jun Luo have served as CRIC’s co-presidents since October 2009. Mr. Ding has been in charge of CRIC’s information and consulting business, while Mr. Luo has been in charge of CRIC’s online operations. They will continue to serve these roles after being appointed as directors. For more information about Mr. Ding and Mr. Luo’s career and educational backgrounds, please check CRIC’s website at http://ir.cric.com or CRIC’s filings with the U.S. Securities and Exchange Commission.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 130 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.
For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
Email: jessica.cohen@ogilvypr.com